SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 21, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

# Brasil Telecom S.A.

## Consolidated Earnings Release

2nd Quarter 2005 - Unaudited
**Brasília, July 20 2005.**

BRTO3: R$14.80 / 1,000 shares
BRTO4: R$9.17 / 1,000 shares
BTM: US$11.72 / ADR

Market Value: R$6,497.3 million
Closing Price: July 19, 2005

COMPANHIA NÍVEL 1 MERCADO BOVESPA - BRASIL

BTM LISTED NYSE

Brasil Telecom S.A.	Página 2 de 30

RESULTS’ HIGHLIGHTS

FOCUS ON THE
QUARTER

1.35 million wireless accesses  in service, a 34.0% increase

747.4 thousand ADSL accesses in service, a 19.5% increase

Net revenues reach R$2.5  billion

Wireline ARPU reaches R$84.6

Mobile ARPU is of R$27.5

Data communication’s
revenues of R$451.6 million, a 7.4% growth

EBITDA of R$833.1 million

Wireline CAPEX of R$352.5 million

Mobile CAPEX of R$87.4 million

Wireline EBITDA margin of 40.2%

Brasília, July 20, 2005 - Brasil Telecom S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) announces its consolidated results for the second quarter of 2005 (2Q05).

 In just nine months of operations, Brasil Telecom GSM reaches 1.35 million wireless accesses in service and achieves a better mix than the market average.

The continuous and aggressive growth in data communication    plant led the Company to reach 747.4 thousand broadband  accesses in service at the end of the 2Q05.

Operating Performance

Wireline Telephony
 Brasil Telecom’s installed plant reached 10,807 thousand lines, a 0.3% and 0.9% growth as compared to the 1Q05 and the 2Q04, respectively.

At the end of the quarter, the plant in service was of 9,540 thousand lines, representing a net addition of 27.7 thousand lines during the quarter.

Local traffic recovery has been observed in the 2Q05, and totaled 2.5 billion  billed pulses, representing a 7.3% growth as compared to the 1Q05.

Mobile Telephony
From Brasil Telecom’s mobile plant, 356.6 thousand accesses in service were post-paid, representing 26.5% of the total.

Financial Performance

Net revenues  reached R$2,522.9 million in the 2Q05, a 16.7% growth as compared to 2Q04´s net revenues.

Gross revenues from local services reached R$1,226.8 million in the 2Q05, 10.0% and 2.6% greater than 2Q04 and  1Q05’s gross revenues, respectively.

Gross revenues from inter-network calls reached R$866.7million in the 2Q05, a 17.4% increase as compared to the 2Q04 and a 4.1% increase ascompared to the 1Q05.

Revenues from data communications and  other services reached R$451.6 million in the 2Q05, a 54.9% increase as compared to the 2Q04 and a 7.4% increase as compared to the 1Q05.

Wireline’s ARPU (net revenues/AVG. LIS/month) reached R$84.6 in the 2Q05,against R$74.4 in the 2Q04.

Mobile  telephony gross revenues (excluding revenues obtained with Brasil Telecom S.A.) reached R$150.7 million in the 2Q05, including R$66.7 million from sale of handsets and accessories.

Mobile’s ARPU reached R$27.5 in the 2Q05.

The subscriber acquisition cost was of R$240 in the quarter.

Consolidated marketing and advertising expenses totaled R$59.2 million in the 2Q05, a 4.6% decrease as compared to the previous period.

The ratio of Receivable Losses with Accounts and gross revenues was of 2.3% in  the 2Q05, against 3.0% in the 1Q05. Losses with Accounts Receivable totaled R$83.2 million in the 2Q05, a 20.7% decrease as compared to the previous quarter.

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FOCUS ON 12
MONTHS

26.5% of mobile telephony clients are post-paid

95.4% increase in ADSL accesses  in service

Net revenues growth of 16.7%

Gross revenues from data communications grow 54.9% andalready correspond to12.4% of total revenues

Wireline ARPU increased 13.7%

Total debt is 2.0% lower

Year-to-date cost of debt is equal to 10.9% p.a., 59.6% of CDI

Operating cash flow of R$3.0 billion

Wireline EBITDA margin of 40.3%

Net income  reached R$168.5 million

At the end of June, 2005, Brasil Telecom’s total consolidated debt was of R$5,000.6 million, 2.0% lower than the one recorded in the 1Q05. The consolidated net debt was of R$3,224.6 million at the end of June.

The cost of debt accumulated in 2005 was equal to 10.9% p.a., or 59.6% of the CDI in the period.

The Company’s consolidated net debt/shareholders’ equity ratio was of 51.7% at the end of the 2Q05, against 50.6% at the end of March.

The dollar-denominated debt represented 13.0% of the total debt, totaling R$651.1 million at the end of 2Q05.

The foreign-currency- denominated debt represented 26.7% of the total debt.

Brasil Telecom hedged 60.1% of its foreign-currency- denominated debt, resulting in a total exposure of 11.3%.

Net Debt

R$ Million	Jun/04	Mar/05	Jun/05	Δ Quarter	Δ 12 Months

Total Debt	5,155.0	5,104.6	5,000.6	-2.0%	-3.0%
(-) Cash	1,970.7	1,853.1	1,776.0	-4.2%	-9.9%
Net Debt	3,184.3	3,251.5	3,224.6	-0.8%	1.3%
(-) Inter Company with BRP	1,475.3	1,005.8	1,040.3	3.4%	-29.5%
Net Debt Ex-Inter Company with BRP	1,709.0	2,245.7	2,184.2	-2.7%	27.8%

Investments in the wireline segment totaled R$352.5 million in the 2Q05, of which 37.3% were invested in the data network, intelligent network and information technology.

Mobile telephony segment investments reached R$87.4 million, against R$85.9 million in the 1Q05.

Brasil Telecom generated a positive operating cash flow of R$699.2 million in the 2Q05 and of R$3.0 billion in 12 months.

Financial Indicators

Financial Indicators	2Q04	1Q05	2Q05	Δ Quarter	Δ 12 Months

EBITDA* / Interest Expenses	5.73	5.51	6.87	24.7%	19.9%
Net Debt** / EBITDA* (x4)	0.45	0.68	0.66	-3.0%	45.3%
Total Debt / (EBITDA* + Financial Income) (x4)	1.15	1.31	1.11	-15.5%	-3.9%
EBITDA* (x4) / Lines in Service	R$ 393	R$ 349	R$ 349	0.0%	-11.1%
EBITDA* (x4) / Employees (thousand)	R$ 704	R$ 503	R$ 501	-0.5%	-28.8%

* EBITDA without effects of non-recurrent itens.
** Net debt excluding inter-company loans with Brasil Telecom Participações.

Brasil Telecom S.A.	Página 4 de 30

INCOME STATEMENT

Table 1: Consolidated Income Statement – Brasil Telecom S.A.

R$ Million	2Q04	1Q05	2Q05	Δ Quarter	Δ 12 Months

GROSS REVENUES	3,037.4	3,468.7	3,642.4	5.0%	19.9%
Fixed Telephony	2,746.0	2,901.1	3,040.2	4.8%	10.7%
Local Service	1,115.7	1,195.7	1,226.8	2.6%	10.0%
Public Telephony	119.1	86.9	124.1	42.7%	4.2%
Long Distance Service	418.3	430.2	445.6	3.6%	6.5%
Inter-network Calls	738.1	832.5	866.7	4.1%	17.4%
Interconnection	179.4	164.6	175.3	6.5%	-2.3%
Lease of Means	63.5	65.9	77.7	17.8%	22.4%
Supplementary and Value Added Services	104.1	114.7	115.4	0.5%	10.9%
Other	7.8	10.4	8.6	-17.1%	10.7%
Mobile Telephony	-	147.0	150.7	2.5%	N.A.
Data Transmission	291.4	420.6	451.6	7.4%	54.9%

Deductions	(874.8)	(1,021.2)	(1,119.5)	9.6%	28.0%
NET REVENUES	2,162.6	2,447.6	2,522.9	3.1%	16.7%

COSTS & OPERATING EXPENSES	(1,241.2)	(1,616.7)	(1,689.8)	4.5%	36.1%
Personnel	(100.3)	(151.1)	(157.0)	3.9%	56.6%
Materials	(24.8)	(78.6)	(119.2)	51.6%	380.4%
Subcontracted Services	(358.5)	(489.8)	(536.4)	9.5%	49.6%
Interconnection	(545.3)	(576.1)	(600.7)	4.3%	10.1%
Advertising and Marketing	(24.5)	(62.0)	(59.2)	-4.6%	141.3%
Provisions and Losses	(135.1)	(140.2)	(127.8)	-8.9%	-5.4%
Other	(52.6)	(118.8)	(89.6)	-24.6%	70.1%

EBITDA	921.4	830.9	833.1	0.3%	-9.6%
Depreciation and Amortization	(599.7)	(670.5)	(665.0)	-0.8%	10.9%

OPERATING PROFIT BEFORE FINANCIAL
RESULT	321.8	160.3	168.1	4.8%	-47.8%

Financial Result	(140.1)	(123.1)	(342.7)	178.4%	144.7%
Financial Revenues	172.3	144.1	297.6	106.5%	72.7%
Financial Expenses	(312.4)	(267.2)	(400.2)	49.8%	28.1%
Interest on Shareholders' Equity	-	-	(240.1)	N.A.	N.A.

OPERATING PROFIT AFTER FINANCIAL
RESULT	181.7	37.2	(174.6)	N.A.	N.A.

Non-Operating Revenues (Expenses)	(97.0)	(35.6)	(37.0)	4.1%	-61.8%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%
Other	(66.0)	(4.6)	(6.0)	31.8%	-90.9%

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	84.7	1.7	(211.6)	N.A.	N.A.

Income and Social Contribution Taxes	(49.2)	2.3	19.2	N.A.	N.A.

EARNINGS BEFORE PROFIT SHARING	35.5	4.0	(192.4)	N.A.	N.A.

Profit Sharing	(14.7)	-	-	N.A.	N.A.

Minority Interest	0.0	(1.2)	(5.5)	360.4%	N.A.

EARNINGS BEFORE REVERSION OF
INTEREST ON SHAREHOLDERS' EQUITY	20.7	2.8	(197.8)	N.A.	N.A.

Reversion of Interest on Shareholders' Equity	-	-	240.1	N.A.	N.A.

NET EARNINGS (LOSSES)	20.7	2.8	42.3	N.A.	103.8%

Goodwill Amortization - CRT Acquisition	31.0	31.0	31.0	0.0%	0.0%

NET EARNINGS (LOSSES) ADJUSTED BY
GOODWILL AMORTIZATION	51.7	33.8	73.3	116.7%	41.6%

Net Earnings (Losses)/1,000 shares - R$	0.0377	0.0050	0.0761	N.A.	101.7%
Net Earnings (Losses)/ADR - US$	0.0364	0.0057	0.0972	N.A.	166.7%

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Table 2: Income Statement – Brasil Telecom GSM

R$ Million	1Q05	2Q05	Δ Quarter

GROSS REVENUES	182.5	211.0	15.6%
Subscription	34.6	44.3	27.9%
Utilization	57.4	29.8	-48.0%
Interconnection	41.3	67.9	64.3%
Other Revenues	1.2	0.9	-22.6%
Data Transmission	0.6	1.3	123.7%
Merchandise Sales (Handsets and Accessorie	47.4	66.7	40.8%
Deductions	(50.9)	(59.8)	17.5%
NET REVENUES	131.6	151.2	14.8%

COSTS & OPERATING EXPENSES	(279.4)	(309.0)	10.6%
Personnel	(21.9)	(22.7)	3.5%
Materials	(59.7)	(94.5)	58.2%
Subcontracted Services	(61.4)	(80.4)	30.9%
Interconnection	(37.3)	(30.3)	-18.7%
Advertising and Marketing	(35.5)	(28.1)	-20.8%
Provisions and Losses	(6.2)	(8.7)	40.8%
Other	(57.4)	(44.4)	-22.8%

EBITDA	(147.8)	(157.9)	6.8%
Depreciation and Amortization	(53.1)	(59.1)	11.2%

OPERATING PROFIT BEFORE FINANCIAL
RESULT	(200.9)	(216.9)	8.0%

Financial Result	(10.0)	(5.1)	-49.5%
Financial Revenues	4.0	10.7	165.4%
Financial Expenses	(14.1)	(15.7)	12.0%

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	(210.9)	(222.1)	5.3%

Income and Social Contribution Taxes	85.7	57.3	-33.2%

NET EARNINGS (LOSSES)	(125.2)	(164.8)	31.6%

Note: The amounts shown in this income statement do not consider the eliminations of the inter-company transactions with Brasil Telecom S.A.

Brasil Telecom S.A.	Página 6 de 30

OPERATING PERFORMANCE

WIRELINE TELEPHONY

     Network

Table 3: Plant

PLANT	2Q04	1Q05	2Q05	Δ Quarter	Δ 12 Months

Lines Installed (Thousand)	10,711.6	10,778.3	10,807.0	0.3%	0.9%
Additional Lines Installed (Thousand)	10.9	41.1	28.7	-30.2%	164.3%

Lines in Service - LIS (Thousand)	9,646.7	9,512.3	9,540.1	0.3%	-1.1%
Residential	6,840.5	6,379.5	6,298.6	-1.3%	-7.9%
Non-Residential	1,450.7	1,440.2	1,449.0	0.6%	-0.1%
Public Telephones	296.2	296.4	295.8	-0.2%	-0.1%
Pre-paid	276.1	311.2	314.4	1.0%	13.9%
Hybrid Terminals	159.4	465.5	556.9	19.6%	249.3%
Other (including PBX)	623.8	619.6	625.3	0.9%	0.2%
Additional LIS (Thousand)	(77.1)	9.2	27.7	201.2%	N.A.

Average LIS (Thousand)	9,685.3	9,507.7	9,526.2	0.2%	-1.6%

LIS/100 Inhabitants	22.9	22.4	22.4	0.0%	-2.1%
Public Telephones/1,000 Inhabitants	7.0	7.0	6.9	-0.5%	-1.1%
Public Telephones/100 Lines Installed	2.8	2.7	2.7	-0.4%	-1.0%

Utilization Rate	90.1%	88.3%	88.3%	0.0 p.p.	-1.8 p.p.

Digitization Rate	99.5%	99.3%	99.6%	0.3 p.p.	0.1 p.p.

Wireline network	In the 2Q05, Brasil Telecom installed 28.7 thousand lines, ending the quarter with 10.8 million terminals.

The plant in service totaled 9.5 million lines in the 2Q05, as a result of a net increase of 27.7 thousand lines in the quarter. Following the strategy of client base segmentation, aiming at improving profitability and avoiding delinquency, we kept encouraging the migration of subscribers from alternative plans and/or of delinquent customers to the hybrid plan. This initiative increased the number of such terminals by 19.6% in the quarter.

Traffic

Table 4: Traffic

TRAFFIC	2Q04	1Q05	2Q05	Δ Quarter	Δ 12 Months

Exceeding Local Pulses (Million)	2,715.2	2,304.8	2,472.7	7.3%	-8.9%

Long Distance Minutes (Million)	1,624.2	1,334.4	1,339.1	0.4%	-17.6%

Fixed-Mobile Minutes (Million)	1,035.6	1,089.0	1,121.9	3.0%	8.3%

Exceeding Pulses/Average LIS/Month	93.4	80.8	86.5	7.1%	-7.4%
LD Minutes/Average LIS/Month	55.9	46.8	46.9	0.2%	-16.2%
Fixed-Mobile Minutes/Average LIS/Month	35.6	38.2	39.3	2.8%	10.1%

Billed Pulses	Throughout the 2Q05, Brasil Telecom observed a recovery in the local traffic, which totaled 2.5 billion of billed pulses, representing a 7.3% growth as compared to the 1Q05.

Long-distance Traffic	In the 2Q05, the LD traffic increased 0.4% as compared to the 1Q05, primarily influenced by the inter-regional long-distance traffic increase.

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LD Market Share	At the end of 2Q05, Brasil Telecom is well positioned in the long distance market, having reached a 54.8% market share in the interregional segment and a 31.2% market share in the international segment (quarterly average). This performance reflects the success of our marketing campaigns focused on “Mother’s Day” and “Valentine’s Day” and the strength of Brasil Telecom’s brand in the Region.

In the 2Q05, Brasil Telecom’s quarterly average long distance market share increased 1.2 p.p. in the intra-region segment as compared to the previous quarter, reaching 84.1%. Brasil Telecom reached a 91.4% market share in the intra-sector segment, representing a 0.4 p.p. increase as compared to the previous quarter.

Graph 1: Long Distance Market Share – Quarterly Average

Inter-Network Traffic	Inter-network traffic increased by 3.0% as compared to the 1Q05, primarily as a result of the mobile plant increase in the Region, which reached 22.9 million accesses, exceeding by 9.5% the previous quarter’s plant.

    Rates

Rate Adjustments	Brasil Telecom has been authorized by Anatel to adjust the rates for the Basic Plans for Local and National Long Distance Services, pursuant to the provisions of the Concession Agreements. The authorized average adjustments for the local and national long distance baskets were of 7.27% and 2.94%, respectively. The TU- RL (Tarifa de Uso de Rede Local – Local Network Usage Rate) was adjusted in –13.33% and the TU-RIU (Tarifa de Uso de Rede Interurbana – Intercity Network Usage Rate) was adjusted in 2.93%.

As of June 12, 2005, Brasil Telecom readjusted its VC-1 tariff by 7.99%, according to Anatel’s authorization.

Below are the maximum average rates authorized to Brasil Telecom, effective as of July 3, 2005.

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Table 1: Local Service Rates (in R$)

	Maximum Values
Local Service[1]	Effective since	Effective since	Change (%)
	11/1/2004	7/3/2004

Installation Fee	30.68	32.91	7.27%
Residential Monthly Fee	25.54	27.39	7.25%
Non-residential Monthly Fee	37.77	40.52	7.27%
PBX Monthly Fee	37.53	40.26	7.27%
Local Pulse	0.10293	0.11042	7.27%
Address Change	114.19	114.19	0.00%
Public Telephone Credit	0.10850	0.11650	7.37%

Local Basket			7.27%

1 Tariffs net of taxes, except for the Public Telephone Credit.

Table 2: Long Distance Service Rates (in R$)

		Effective since 11/01/2004
DLD Service[1]				Super
	Normal	Differentiated	Reduced	Reduced

D1	0.11767	0.20510	0.05881	0.02938
D2	0.19614	0.30094	0.09803	0.04899
D3	0.23137	0.34856	0.14707	0.07351
D4	0.27393	0.37540	0.20046	0.09803

		Effective since 07/03/2004
DLD Service[1]				Super
	Normal	Differentiated	Reduced	Reduced

D1	0.12112	0.21112	0.06053	0.03024
D2	0.20190	0.30978	0.10091	0.05042
D3	0.23816	0.35880	0.15139	0.07567
D4	0.28197	0.38642	0.20634	0.10091

1 Tariffs net of taxes, per minute, for calls between fixed terminals.

		Adjustment Percentage Change[2]
DLD Service				Super
	Normal	Differentiated	Reduced	Reduced

D1	2.93%	2.94%	2.92%	2.93%
D2	2.94%	2.94%	2.94%	2.92%
D3	2.93%	2.94%	2.94%	2.94%
D4	2.94%	2.94%	2.93%	2.94%

2 The percentage change of the adjustment associated to D4 considers a weighted average of all rates applied in our Region, which differ from State to State.

Table 3: Network Usage Rates (in R$)

Network Usage	Previous	Adjusted
	Tariff 1 3	Tariff 2 3	Change (%)

TU-RL	0.05248	0.04548	-13.33%
TU-RIU	0.11083	0.11408	2.93%

1Tariff effective since November 01, 2004.
2 Tariff effective since July 03, 2005.
3 Tariffs net of taxes.

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MOBILE TELEPHONY

Table 5: Operating Data

Key Operational Data	4Q04	1Q05	2Q05	Δ Quarter

Clients	622,295	1,003,658	1,345,155	34.0%
Post-Paid	205,716	322,486	356,574	10.6%
Pre-Paid	416,579	681,172	988,581	45.1%
Gross Additions	626,526	405,616	407,216	0.4%
Post-Paid	209,497	122,801	47,307	-61.5%
Pre-Paid	417,029	282,815	359,909	27.3%
Cancellations	4,231	24,253	65,719	171.0%
Post-Paid	3,781	6,031	13,219	119.2%
Pre-Paid	450	18,222	52,500	188.1%
Annualized Churn	1.4%	11.9%	22.4%	10.5 p.p.
Post-Paid	3.7%	9.1%	15.6%	6.4 p.p.
Pre-Paid	0.2%	13.3%	25.2%	11.9 p.p.
Market Share	3%	5%	6%	1.1 p.p.
Served Localities	626	626	766	22.4%
Base Stations	1,632	1,695	1,881	11.0%
Switches	3	6	6	0.0%
Employees	881	918	937	2.1%

Mobile network	In less than nine months of operations, Brasil Telecom GSM conquered 1.35 million mobile accesses in service. At the end of 2Q05, Brasil Telecom GSM’s subscriber base was 34.0% superior than the one in the 1Q05.

Graph 2: Mobile Network Evolution

Client Mix	At the end of 2Q05, our mobile operations had 356.6 thousand post-paid subscribers, representing 26.5% of our mobile customer base, a percentage that is above the market average. This mix reflects god perception of the Brasil Telecom brand in the corporate segment and the attentiveness by our clients of the benefits of convergence.

Coverage	During the 2Q05, Brasil Telecom GSM increased its coverage to 766 localities, what meant making the service available in 140 new localities. Currently, the coverage reaches 85.3% of the Region’s population.

Our competitors have been operating in the Region for 2 to 10 years, and it is important to highlight that in some states our coverage is equal

Brasil Telecom S.A.	Página 10 de 30

to our main competitor’s.

New Products and Services	During the 2Q05, we entered into interoperability agreements with the main mobile carriers in the country for SMS (short text messages) exchange, thus enabling data revenues expansion.

Market Share	At the end of 2Q05, Brasil Telecom GSM reached a 6% market share in its area of operations.

DATA

    Broadband

ADSL Accesses	The continued and aggressive growth in the data network lead the Company to reach 747.4 thousand ADSL accesses in service at the end of 2Q05.

Graph 3: ADSL Accesses

Internet Providers

BrTurbo	BrTurbo reached 398.7 thousand customers at the end of 2Q05, 19.4% more than in 1Q05.

iG and iBest	iG and iBest have been achieving positive results in their commercial strategy of offering value-added products. At the end of 2Q05, iG and iBest had 206.9 thousand paying products’ customers, a 4.7% increase in comparison to the 1Q05. In addition, iG and iBest are leaders in the Internet dial-up markets of Regions I, II and III.

At the end of 2Q05, Brasil Telecom’s internet providers had 537.4 thousand broadband customers.

Brasil Telecom S.A.	Página 11 de 30

FINANCIAL PERFORMANCE

     REVENUES

Table 6: Consolidated Gross Operating Revenues

R$ Million	2Q04	1Q05	2Q05	Δ Quarter	Δ 12 Months

GROSS REVENUES	3,037.4	3,468.7	3,642.4	5.0%	19.9%

FIXED TELEPHONY	2,746.0	2,901.1	3,040.2	4.8%	10.7%
Local Service	1,115.7	1,195.7	1,226.8	2.6%	10.0%
Activation	9.3	7.7	7.1	-7.8%	-24.2%
Basic Subscription	732.5	830.8	866.3	4.3%	18.3%
Measured Service	349.5	337.7	334.2	-1.0%	-4.4%
Lease of Facilities	0.4	0.4	0.4	11.5%	0.6%
Other	24.0	19.1	18.8	-1.2%	-21.7%

Public Telephony	119.1	86.9	124.1	42.7%	4.2%

Long Distance Service	418.3	430.2	445.6	3.6%	6.5%
Intra-Region	359.5	347.4	354.2	2.0%	-1.5%
Inter-Region	52.2	70.1	78.3	11.7%	49.9%
International / Borderline	6.5	12.8	13.2	3.4%	101.7%

Inter-Network Calls	738.1	832.5	866.7	4.1%	17.4%
VC-1	536.9	507.7	533.7	5.1%	-0.6%
VC-2	140.1	191.7	192.5	0.4%	37.3%
VC-3	60.8	130.9	137.0	4.7%	125.5%
International	0.3	2.3	3.5	52.8%	1141.7%

Interconnection	179.4	164.6	175.3	6.5%	-2.3%
Fixed-Fixed	113.0	101.0	109.1	8.0%	-3.4%
Mobile-Fixed	66.4	63.6	66.2	4.0%	-0.3%

Lease of Means	63.5	65.9	77.7	17.8%	22.4%

Supplementary and Value Added Services	104.1	114.7	115.4	0.5%	10.9%

Other	7.8	10.4	8.6	-17.1%	10.7%

MOBILE TELEPHONY	-	147.0	150.7	2.5%	N.A.
Subscription	-	34.6	44.3	27.9%	N.A.
Utilization	-	57.4	29.8	-48.0%	N.A.
Interconnection	-	6.4	8.9	39.7%	N.A.
Other Services	-	1.2	0.9	-22.6%	N.A.
Merchandise Sales (Handsets and Accessories)	-	47.4	66.7	40.8%	N.A.

DATA COMMUNICATIONS AND OTHER	291.4	420.6	451.6	7.4%	54.9%
Fixed	291.4	420.0	450.3	7.2%	54.5%
Mobile	-	0.6	1.3	123.7%	N.A.

Deductions	(874.8)	(1,021.2)	(1,119.5)	9.6%	28.0%
NET REVENUES	2,162.6	2,447.6	2,522.9	3.1%	16.7%

Graph 4: Gross Revenues Breakdown

1Q05 R$3,469 milion	2Q05 R$3,642 million

Brasil Telecom S.A.	Página 12 de 30

Local Services	Gross revenues from local services reached R$1,226.8 million in 2Q05, 2.6% greater than 1Q05’s, basically reflecting the traffic recovery.

Gross revenues from activation fees totaled R$7.1 million in 2Q05, 7.8% lower than gross revenues recorded in 1Q05, due to the decrease in the number of activated lines in the period. In 2Q05, 373.4 thousand lines were activated, against 378.5 thousand in 1Q05.

Gross revenues from basic subscription charges reached R$866.3 million in the quarter, a 4.3% increase as compared to the R$830.8 million booked in the 1Q05.

Gross revenues from measured service totaled R$334.2 million in the 2Q05, a 1% reduction as compared to the previous quarter’s gross revenues. Despite the traffic recovery in the quarter, which increased by 7.3% as compared to the 1Q05, measured service revenues’ reduction was influenced by the reclassification of R$22 million to the basic subscription line.

Public Telephony
Gross revenues from public telephony reached R$124.1 million in the 2Q05, exceeding by 42.7% the revenues achieved in the 1Q05. This variation is associated to the suspension of the Brasil Virtual Cel, a service through which calls originated from public phones destined to mobile phones were carried through Brasil Telecom GSM’s mobile network. Thus, in the 1Q05 revenues from calls made from public phones to mobile phones, in the amount of R$42.6 million, were recognized as Brasil Telecom GSM’s revenues and in the 2Q05 they started to be recorded again in public telephony.

Long Distance	Gross revenues from LD calls reached R$445.6 million in 2Q05, representing a 3.6% increase in comparison to the previous quarter and a 6.5% increase in comparison to the 2Q04.

Inter-Networks
Gross revenues from inter-network calls reached R$866.7 million in the 2Q05, a 4.1% increase as compared to the previous quarter. That increase is primarily associated with the 3.0% growth in fixed- mobile traffic, as well as the 7.99% increase in VC-1 rates authorized by Anatel as of 06/10/2005.

Interconnection	Gross revenues from interconnection fees in the 2Q05 were of R$175.3 million, a 6.5% increase as compared to the previous quarter.

Data Communications
In 2Q05, gross revenues from data communications and other services reached R$451.6 million, a 7.4% increase as compared to the previous quarter, the growth in network formation services (VPN, Vetor, Interlan) and a 19.5% expansion in ADSL accesses in service being worth noting.

One year ago, data communications revenues represented 9.6% of total revenues, while in the 2Q05 the segment began to represent 12.4% of total revenues.

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Graph 5: Data Communication and Other Services Revenues

Mobile Telephony
In the 2Q05, gross revenues from mobile telephony totaled R$150.7 million, of which R$84.0 million were related to services and R$66.7 million to the sale of handsets and accessories. The quality of our client-mix (26.5% post-paid) caused the revenues from franchise to account for 52.7% of Brasil Telecom GSM’s service revenues.

Wireline ARPU	Wireline ARPU (net revenues/Avg. LIS/month) was of R$84.6 in the 2Q05, against R$83.2 in the 1Q05.

Mobile ARPU	The blended mobile ARPU recorded in the 2Q05 was of R$27.5. The post-paid ARPU was of R$49.5 and the pre-paid ARPU was of R$18.5.

Table 7: ARPU Calculation – Mobile Telephony

R$ Thousands	1Q05	2Q05

(+) Gross Revenues	182,531	210,975
(-) Handsets	(47,404)	(66,723)
Gross Service Revenues	135,127	144,253
(-) Taxes and Deductions	(36,170)	(39,190)
Net Service Revenues	98,956	105,063
(-) Net Revs Public Payphones +
Roaming	(27,348)	(8,262)
Quarterly Net Revenues	71,608	96,801
Monthly Net Revenues	23,869	32,267
Average Number of Clients	812,977	1,174,407
ARPU (R$)	29.36	27.48

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COSTS AND EXPENSES

Table 8: Consolidated Operating Costs and Expenses

R$ Million	2Q04	1Q05	2Q05	Δ Quarter	Δ 12 Months

NET REVENUES	2,162.6	2,447.6	2,522.9	3.1%	16.7%

Costs	(1,387.8)	(1,587.0)	(1,646.8)	3.8%	18.7%
Personnel	(29.9)	(37.3)	(38.8)	4.1%	30.1%
Materials	(23.0)	(69.0)	(105.1)	52.3%	356.4%
Subcontracted Services	(700.4)	(770.2)	(797.2)	3.5%	13.8%
Interconnection	(545.3)	(576.1)	(600.7)	4.3%	10.1%
Other	(155.1)	(194.0)	(196.5)	1.3%	26.7%
Depreciation and Amortization	(541.4)	(572.0)	(571.6)	-0.1%	5.6%
Other	(93.1)	(138.6)	(134.1)	-3.3%	44.0%

GROSS PROFIT	774.8	860.5	876.2	1.8%	13.1%

Sales Expenses	(138.9)	(265.8)	(291.8)	9.8%	110.0%
Personnel	(32.3)	(60.9)	(61.8)	1.5%	91.4%
Materials	(0.7)	(7.7)	(8.4)	9.9%	N.A.
Subcontracted Services	(103.5)	(190.4)	(216.6)	13.8%	109.2%
Advertising and Marketing	(24.5)	(62.0)	(59.2)	-4.6%	141.3%
Other	(79.0)	(128.3)	(157.4)	22.6%	99.3%
Depreciation and Amortization	(1.5)	(4.0)	(4.1)	4.7%	175.0%
Other	(0.9)	(2.9)	(0.8)	-72.4%	-10.9%

General and Administrative Expenses	(140.6)	(193.8)	(210.5)	8.6%	49.7%
Personnel	(31.8)	(42.0)	(45.5)	8.3%	43.0%
Materials	(0.6)	(1.3)	(5.2)	292.3%	N.A.
Subcontracted Services	(100.7)	(136.2)	(149.5)	9.8%	48.4%
Depreciation and Amortization	(5.7)	(9.5)	(6.5)	-31.4%	14.2%
Other	(1.8)	(4.9)	(3.7)	-23.6%	107.8%

Information Technology	(80.8)	(109.8)	(111.1)	1.2%	37.5%
Personnel	(6.3)	(10.9)	(10.9)	-0.7%	71.8%
Materials	(0.5)	(0.6)	(0.4)	-35.8%	-19.8%
Subcontracted Services	(23.7)	(31.2)	(32.9)	5.4%	38.9%
Depreciation and Amortization	(45.2)	(60.9)	(61.1)	0.2%	35.2%
Other	(5.1)	(6.1)	(5.8)	-4.0%	14.2%

Provisions and Losses	(135.1)	(140.2)	(127.8)	-8.9%	-5.4%
Doubtful Accounts	(95.3)	(104.9)	(83.2)	-20.7%	-12.7%
Contingencies	(39.7)	(35.3)	(44.6)	26.2%	12.3%

Other Operating Revenues (Expenses)	42.3	9.5	33.1	249.3%	-21.9%
Goodwill Amortization	(5.9)	(24.2)	(21.8)	-10.1%	266.5%
Other	48.3	33.7	54.9	62.9%	13.6%

OPERATING PROFIT BEFORE FINANCIAL	321.8	160.3	168.1	4.8%	-47.8%
RESULTS

R$ Million	2Q04	1Q05	2Q05	Δ Quarter	Δ 12 Months

COSTS AND OPERATING EXPENSES	(1,840.8)	(2,287.2)	(2,354.8)	3.0%	27.9%
Depreciation and Amortization	(599.7)	(670.5)	(665.0)	-0.8%	10.9%
Interconnection	(545.3)	(576.1)	(600.7)	4.3%	10.1%
Subcontracted Services	(358.5)	(489.8)	(536.4)	9.5%	49.6%
Personnel	(100.3)	(151.1)	(157.0)	3.9%	56.6%
Provisions and Losses	(135.1)	(140.2)	(127.8)	-8.9%	-5.4%
Materials	(24.8)	(78.6)	(119.2)	51.6%	380.4%
Advertising and Marketing	(24.5)	(62.0)	(59.2)	-4.6%	141.3%
Other	(52.6)	(118.8)	(89.6)	-24.6%	70.1%

R$ Million	2Q04	1Q05	2Q05	Δ Quarter	Δ 12 Months

COSTS AND OPERATING EXPENSES	(1,840.8)	(2,287.2)	(2,354.8)	3.0%	27.9%
(+) Depreciation and Amortization	599.7	670.5	665.0	-0.8%	10.9%
(+) Provisions and Losses	135.1	140.2	127.8	-8.9%	-5.4%
(+) Other	52.6	118.8	89.6	-24.6%	70.1%
(=) CASH COST	(1,053.5)	(1,357.7)	(1,472.4)	8.5%	39.8%

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Graph 6: Operating Costs and Expenses Breakdown
(Excludes Depreciation, Provisions, Losses and Others)

1Q05 R$ 1,358 million	2Q05 R$ 1,472 million

Operating Costs and Expenses	Operating costs and expenses totaled R$2,354.8 million in the 2Q05, against R$2,287.2 million in the previous quarter.

Cash costs (operating costs and expenses excluding depreciation, amortization, provisions, losses and other) was of R$1,472.4 million in the 2Q05, as compared to R$1,357.7 million in the 1Q05. The main items that influenced that performance were: subcontracted services (+9.5%) and materials (+51.6%).

Number of Employees	At the end of the 2Q05, 5.719 Employees worked in Brasil Telecom’s wireline segment, against 5,685 employees in the previous quarter.

Brasil Telecom GSM ended the 2Q05 with 937 Employees, against 918 in the 1Q05.

Personnel	Total personnel costs and expenses reached R$157.0 million, a 3.9% increase as compared to the previous quarter. Approximately R$18.6 million correspond to profit sharing.

Subcontracted Services
Costs and expenses with outsourced services, excluding interconnection costs and advertising and marketing expenses, totaled R$536.4 million in the 2Q05, exceeding by 9.5% the costs and expenses reported in the previous quarter. This variation is partially explained by the following items:
    •    Network maintenance
    •    Call center
    •    Commissions

Interconnection
Interconnection costs totaled R$600.7 million in the 2Q05, a 4.3% increase as compared to the previous quarter, due to (i) a 4.5% adjustment in the VU-M as of June 12, 2005, which resulted from the agreements settled between STFC and SMP providers for fixed-to-mobile local calls, (ii) 3.0% growth in fixed-mobile traffic and (iii) Brasil Virtual Cel’s suspension.

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Advertising and Marketing	Advertising and marketing expenses totaled R$59.2 million in the 2Q05, a 4.6% reduction as compared to the previous period.

Losses from Accounts Receivable as a Percentage of Gross Revenues
Losses from Accounts Receivable as a percentage of gross revenues in the 2Q05 were of 2.3%, against 3.0% in the 1Q05. Losses from accounts receivable totaled R$83.2 million in the 2Q05, a 20.7% decrease as compared to the previous quarter.

Accounts Receivable	Brasil Telecom’s net accounts receivable totaled R$2,250.2 million at the end of the 2Q05, after the deduction of the provision for doubtful accounts in the amount of R$266.8 million.

Graph 7: Accounts Receivable / Gross Revenues Ratio

Table 9: Gross Accounts Receivable

	Jun/04	Sep/04	Dec/04	Mar/05	Jun/05

Total (R$ Million)	2,145.9	2,284.4	2,354.8	2,456.8	2,517.0
Due	60.1%	61.5%	64.5%	63.3%	65.0%
Overdue (up to 30 days)	15.7%	17.3%	16.4%	15.7%	15.6%
Overdue (between 31-60 days)	6.3%	5.8%	5.7%	6.4%	5.8%
Overdue (between 61-90 days)	3.6%	3.5%	3.7%	4.3%	3.5%
Overdue (over 90 days)	14.3%	11.9%	9.7%	10.3%	10.1%

Provision for Contingencies	In the 2Q05, provisions for contingencies totaled R$44.6 million, an increase by R$4.9 million as compared to the 2Q04.

Materials
Costs and expenses with materials totaled R$119.2 million in the 2Q05, a 51.6% increase as compared to the previous quarter. That performance is primarily explained by the higher costs with handsets and accessories in Brasil Telecom GSM, which totaled R$86.9 million in the 2Q05, against R$58.7 million in the previous quarter, due to Mother’s Day and Valentine’s Day, when our dealers increase their inventories.

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Other Operating Costs and Expenses/ Revenues	Other operating costs and expenses totaled R$89.6 million in the 2Q05, a 24.6% reduction as compared to the 1Q05.

EBITDA

Table 10: EBITDA Margin – Gains and Losses

R$ Million	2Q04	Vertical	1Q05	Vertical	2Q05	Vertical

GROSS REVENUES	3,037.4	140.5%	3,468.7	141.7%	3,642.4	144.4%
Fixed Telephony	2,746.0	127.0%	2,901.1	118.5%	3,040.2	120.5%
Local Service	1,115.7	51.6%	1,195.7	48.9%	1,226.8	48.6%
Public Telephony	119.1	5.5%	86.9	3.6%	124.1	4.9%
Long Distance Service	418.3	19.3%	430.2	17.6%	445.6	17.7%
Fixed-Mobile Calls	738.1	34.1%	832.5	34.0%	866.7	34.4%
Interconnection	179.4	8.3%	164.6	6.7%	175.3	6.9%
Lease of Means	63.5	2.9%	65.9	2.7%	77.7	3.1%
Supplementary and Value Added Services	104.1	4.8%	114.7	4.7%	115.4	4.6%
Other	7.8	0.4%	10.4	0.4%	8.6	0.3%
Mobile Telephony	-	0.0%	147.0	6.0%	150.7	6.0%
Data Transmission	291.4	13.5%	420.6	17.2%	451.6	17.9%

Deductions	(874.8)	-40.5%	(1,021.2)	-41.7%	(1,119.5)	-44.4%
NET REVENUES	2,162.6	100.0%	2,447.6	100.0%	2,522.9	100.0%

COSTS & OPERATING EXPENSES	(1,241.2)	-57.4%	(1,616.7)	-66.1%	(1,689.8)	-67.0%
Personnel	(100.3)	-4.6%	(151.1)	-6.2%	(157.0)	-6.2%
Materials	(24.8)	-1.1%	(78.6)	-3.2%	(119.2)	-4.7%
Subcontracted Services	(358.5)	-16.6%	(489.8)	-20.0%	(536.4)	-21.3%
Interconnection	(545.3)	-25.2%	(576.1)	-23.5%	(600.7)	-23.8%
Advertising and Marketing	(24.5)	-1.1%	(62.0)	-2.5%	(59.2)	-2.3%
Provisions and Losses	(135.1)	-6.2%	(140.2)	-5.7%	(127.8)	-5.1%
Other	(52.6)	-2.4%	(118.8)	-4.9%	(89.6)	-3.5%

EBITDA	921.4	42.6%	830.9	33.9%	833.1	33.0%

EBITDA of R$833.1 million	Brasil Telecom’s EBITDA was of R$833.1 million in the 2Q05, which represents a 0.3% increase as compared to the previous quarter.

Consolidated EBITDA margin reached 33.0%, mainly affected by higher interconnection costs and by the subsidies granted by Brasil Telecom GSM in the Mother’s Day and Valentine’s Day, when competition adopted an aggressive pricing policy.

Wireline’s EBITDA Margin reached 40.2%.

EBITDA/AVG. LIS/month	In the 2Q05, the EBITDA/Avg. LIS/month reached R$29.2, stable as compared to that recorded in the 1Q05.

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FINANCIAL RESULT

Table 12: Consolidated Financial Result

R$ million	2Q04	1Q05	2Q05	Δ Quarter	Δ 12 Months

Financial Revenue	172.3	144.1	297.6	106.5%	72.7%
Local Currency	124.5	112.1	109.8	-2.0%	-11.8%
Foreign Currency	47.9	32.0	187.8	486.3%	292.4%
Financial Expense	(312.4)	(267.2)	(400.2)	49.8%	28.1%
Local Currency	(216.4)	(190.6)	(187.0)	-1.9%	-13.6%
Foreign Currency	(95.9)	(76.6)	(213.2)	178.4%	122.2%
Interest on Shareholders' Equity	-	-	(240.1)	N.A.	N.A.

Net Financial Expenses	(140.1)	(123.1)	(342.7)	178.4%	144.7%

Financial Result
In the 2Q05, Brasil Telecom recorded a negative consolidated financial result of R$342.7 million, which included R$240.1 million of interest on shareholders’ equity (JSCP). Excluding the JSCP, the financial result relating to the 2Q05 totaled R$102.6 million in expenses, 16.7% lower than 1Q05’s results.

OTHER ITEMS

Reconstituted Goodwill Amortization
In the 2Q05, we amortized R$31.0 million of goodwill in connection with the acquisition of CRT (with no impact on cash flows and dividend distributions), which was accounted for as non-operational expense.

NET INCOME

Net income totaled R$42.3 million in the 2Q05 (R$0.0761/1,000 shares). Net income/ADR in the same period was of US$0.0972. Net income adjusted by goodwill totaled R$73.3 million in the 2Q05.

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BALANCE SHEET

Table 13: Consolidated Balance Sheet – Brasil Telecom S.A.

R$ Million	Mar/05	Jun/05

CURRENT ASSETS	5,298.6	5,194.8

Cash and Equivalents	1,853.1	1,776.0
Accounts Receivables (Net)	2,186.8	2,250.2
Deferred and Recoverable Taxes	780.2	798.7
Other Recoverable Amounts	268.6	228.5
Inventory	137.5	73.5
Other	72.3	68.0

LONG TERM ASSETS	1,395.5	1,538.2

Loans and Financing	8.3	8.2
Deferred and Recoverable Taxes	790.1	878.9
Other	597.2	651.1

PERMANENT ASSETS	9,874.6	9,571.5

Investment (Net)	450.1	400.8
Property, Plant and Equipment (Net)	8,527.4	8,326.8
Property, Plant and Equipment (Gross)	24,757.2	25,126.5
Accumulated Depreciation	(16,229.9)	(16,799.7)
Deferred Assets (Net)	897.1	843.8

TOTAL ASSETS	16,568.7	16,304.4

CURRENT LIABILITIES	4,092.1	4,228.8

Loans and Financing	1,044.4	1,158.3
Suppliers	1,514.6	1,522.8
Taxes and Contributions	811.4	827.5
Dividends Payable	41.5	50.4
Provisions	339.0	327.0
Salaries and Benefits	116.1	125.4
Consignment for Third Parties	102.4	85.5
Authorization for Services Exploration	45.6	46.8
Other	77.1	85.1

LONG TERM LIABILITIES	5,935.0	5,721.0

Loans and Financing	4,060.3	3,842.3
Provisions	895.5	903.2
Taxes and Contributions	685.6	672.1
Authorization for Services Exploration	270.6	278.2
Other	23.1	25.2

DEFERRED INCOME	88.1	90.0

MINORITY INTEREST	31.6	33.3

SHAREHOLDERS' EQUITY	6,421.9	6,231.4

Capital Stock	3,435.8	3,435.8
Capital Reserves	1,517.6	1,517.6
Profit Reserves	287.7	287.7
Retained Earnings	1,335.6	1,145.0
Treasury Shares	(154.7)	(154.7)

TOTAL LIABILITIES	16,568.7	16,304.4

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Table 14: Balance Sheet – Brasil Telecom GSM

R$ Million	Mar/05	Jun/05

CURRENT ASSETS	465.6	378.7

Cash and Equivalents	2.3	9.8
Accounts Receivables (Net)	128.4	178.8
Deferred and Recoverable Taxes	182.9	103.6
Other Recoverable Amounts	8.8	11.0
Inventory	132.0	68.4
Other	11.3	7.1

LONG TERM ASSETS	179.6	249.8

Deferred and Recoverable Taxes	177.3	247.5
Other	2.3	2.3

PERMANENT ASSETS	1,483.1	1,511.4

Property, Plant and Equipment (Net)	1,166.3	1,203.4
Property, Plant and Equipment (Gross)	1,224.3	1,305.1
Accumulated Depreciation	(58.0)	(101.7)
Deferred Assets (Net)	316.8	307.9

TOTAL ASSETS	2,128.3	2,139.9

CURRENT LIABILITIES	618.1	513.4

Loans and Financing	0.0	0.1
Suppliers	451.4	389.0
Taxes and Contributions	90.4	31.3
Dividends Payable	4.5	2.9
Provisions	0.0	0.1
Salaries and Benefits	8.9	11.0
Consignment for Third Parties	10.8	16.7
Authorization for Services Exploration	45.6	46.8
Other	6.6	15.5

LONG TERM LIABILITIES	342.6	623.8

Loans and Financing	5.6	11.2
Provisions	0.1	0.3
Taxes and Contributions	0.0	0.1
Authorization for Services Exploration	259.0	266.2
Capitalized Resources	78.0	346.0

SHAREHOLDERS' EQUITY	1,167.5	1,002.7

Capital Stock	1,400.0	1,400.0
Capital Reserves	11.8	11.8
Retained Earnings	(244.3)	(409.1)

TOTAL LIABILITIES	2,128.3	2,139.9

Brasil Telecom S.A.	Página 21 de 30

INDEBTEDNESS

Table 15: Indebtedness

R$ Million	Currency	Annual Cost	Maturity	% Total	Balance Jun/05

Short Term				23.2%	1,158.3
Private Debenture (BRP)	R$	100% CDI	Jul/2006		457.8
Inter Company (BRP)	US$	1.75%	Jul/2014		7.3
BNDES	R$	TJLP + 6.5%	Dec/2007		15.8
BNDES	R$	TJLP + 3.85%	Dec/2007		352.3
BNDES	R$	TJLP + 3.85%	Oct/2007		82.7
BNDES	R$	Basket + 6.5%	Dec/2007		31.8
BNDES	R$	Basket + 3.85%	Nov/2007		10.9
BNDES	R$	Basket + 5,5%	Apr/2011		6.6
BNDES	R$	TJLP + 5,5%	Apr/2011		49.8
BRDE	R$	IGP-M + 12.0%	Sep/2006		9.3
BB	R$	14%	Jan/2008		5.1
Public Debentures - 3rd Issuance	R$	CDI + 1,0%	Jul/2009		46.2
Bonds - US$ 200 MM	US$	9.38%	Feb/2014		18.5
Financial Institutions I	US$	Lib6 + 4.0%	Mar/2006		10.3
Financial Institutions II	US$	Lib6 + 2.4%	Dec/2005		4.2
Financial Institutions III	US$	Lib6 + 0.5%	Jul/2008-Jul/2013		12.0
Financial Institutions IV	Yen$	Jibor6 + 1.92%	Mar/2011		2.8
Financial Institutions V	Yen$	3.35%	Feb/2009		0.5
Suppliers I	US$	Lib3 + 2.95%	Jun/2007		0.3
Suppliers II	US$	1.75%	Feb/2014		0.2
Hedge Adjustmest					33.8
Long Term				76.8%	3,842.3
Private Debenture (BRP)	R$	100% CDI	Jul/2006		520.0
Inter Company (BRP)	US$	1.75%	Jul/2014		55.2
BRB - GSM	R$	2.47%	Jul/2015		11.2
BRB - Fixed-line	R$	2.47%	Jul/2015		0.6
BNDES	R$	TJLP + 6.5%	Dec/2007		23.1
BNDES	R$	TJLP + 3.85%	Dec/2007		606.9
BNDES	R$	TJLP + 3.85%	Oct/2007		118.1
BNDES	R$	Basket + 6.5%	Dec/2007		46.5
BNDES	R$	Basket + 3.85%	Nov/2007		15.9
BNDES	R$	Basket + 5,5%	Apr/2011		108.2
BNDES	R$	TJLP + 5,5%	Apr/2011		577.9
BRDE	R$	IGP-M + 12.0%	Sep/2006		2.5
BB	R$	14%	Jan/2008		7.9
Public Debentures - 3rd Issuance	R$	CDI + 1,0%	Jul/2009		500.0
Bonds - US$ 200 MM	US$	9.38%	Feb/2014		470.1
Financial Institutions III	US$	Lib6 + 0.5%	Jul/2008-Jul/2013		47.8
Financial Institutions IV	Yen$	Jibor6 + 1.92%	Mar/2011		457.2
Financial Institutions V	Yen$	3.35%	Feb/2009		1.4
Financial Institutions VI	US$	0.00%	Dec/2015		23.4
Suppliers I	US$	Lib3 + 2.95%	Jun/2007		0.5
Suppliers II	US$	1.75%	Feb/2014		1.4
Hedge Adjustmest					246.5
Total Debt				100.0%	5,000.6

Total Debt	At the end of June, 2005, Brasil Telecom’s consolidated total debt was of R$5,000.6 million, 2.0% lower than the amount recorded at the end of March, 2005.

Net Debt
Net debt totaled R$3,224.6 million, a 0.8% decrease as compared to the previous quarter. Excluding the loan and the private debenture with the controlling shareholder, the net debt at the end of June was of R$2,184.2 million.

Brasil Telecom S.A.	Página 22 de 30

Table 16: Indebtedness by Currency

Debt BTM (R$ Million)	Jun 2004	Mar 2005	Jun 2005	Δ Quarter	Δ Year

Short Term	1,475.7	1,044.4	1,158.3	10.9%	-21.5%
In R$	1,331.1	916.0	1,019.1	11.2%	-23.4%
In US$	72.4	49.5	52.8	6.7%	-27.0%
In Yen	2.8	0.8	3.3	327.2%	18.8%
In Currency Basket	57.4	52.5	49.3	-6.2%	-14.2%
Hedge Adjustment	12.1	25.6	33.8	32.4%	179.2%
Long Term	3,679.3	4,060.3	3,842.3	-5.4%	4.4%
In R$	2,078.6	2,493.3	2,368.3	-5.0%	13.9%
In US$	836.7	677.9	598.3	-11.7%	-28.5%
In Yen	619.3	538.2	458.6	-14.8%	-25.9%
In Currency Basket	137.8	211.7	170.6	-19.4%	23.8%
Hedge Adjustment	6.9	139.2	246.5	77.1%	N.A.
Total Debt	5,155.0	5,104.6	5,000.6	-2.0%	-3.0%
(-) Cash	1,970.7	1,853.1	1,776.0	-4.2%	-9.9%
Net Debt	3,184.3	3,251.5	3,224.6	-0.8%	1.3%
(-) Inter Company with BRP	1,475.3	1,005.8	1,040.3	3.4%	-29.5%
Net Debt Ex-Inter Company with BRP	1,709.0	2,245.7	2,184.2	-2.7%	27.8%

Long-term debt
As of June, 2005, 76.8% of the total debt corresponded to long- term debt, against 71.4% in June, 2004, reflecting the success in the strategy of improving our debt profile, which presents the following amortization schedule:

Table 17: Long-term Debt Amortization Schedule

Maturity	% Long Term Debt

2006	23.7%
2007	21.1%
2008	10.3%
2009	20.9%
2010	7.8%
2011 and after	16.2%

Foreign Currency Debt
At the end of June 2005, the foreign-currency-denominated debt totaled R$1,332.8 million, of which R$651.1 million were denominated in US dollars, R$219.8 million in currency basket and R$461.9 million in Yens.

On June 30, 2005, 61.7% of our debt affected by exchange rate variation was hedged against exchange rate risk. Of our total debt excluding hedge adjustments, 11.3% was exposed to exchange rate variations.

Year-to-date Debt Cost	Brasil Telecom’s consolidated debt had a year-to-date cost equivalent to 10.9% p.a., or 59.6% of the CDI.

Leverage Ratio	As of June 30, 2005, Brasil Telecom’s financial leverage ratio, represented by the ratio of its net debt and shareholders’ equity, was equal to 51.7%, against 50.6% in March, 2005.

Brasil Telecom S.A.	Página 23 de 30

INVESTMENT IN PERMANENT ASSETS

Table 18: Permanent Assets Investments Breakdown

R$ Million	2Q04	3Q04	4Q04	4Q05	2Q05	Δ Quarter	Δ 12 Months

Network Expansion	128.8	107.2	240.5	65.0	195.3	200.5%	51.6%
Conventional Telephony	19.3	20.0	95.4	16.5	81.0	390.6%	320.0%
Transmission Backbone	11.4	10.3	22.2	3.9	15.8	307.5%	37.9%
Data Network	76.2	74.1	108.7	42.0	88.9	111.3%	16.6%
Intelligent Network	19.6	0.6	5.2	0.4	4.7	1155.1%	-75.7%
Network Management Systems	1.0	0.1	2.9	-	1.6	N.A.	59.7%
Other	1.4	2.0	6.0	2.2	3.3	52.4%	146.4%
Network Operation	62.8	71.9	85.3	58.3	58.1	-0.3%	-7.5%
Public Telephony	0.9	0.7	0.9	1.2	0.7	-43.7%	-23.1%
Information Technology	29.0	41.2	106.0	19.7	37.9	92.7%	30.8%
Expansion Personnel	20.6	19.8	19.1	21.0	21.6	2.9%	5.0%
Other	356.2	13.4	162.0	26.4	37.2	40.6%	-89.6%

Expansion Financial Expenses	19.1	(17.6)	6.5	4.6	1.7	-63.1%	-91.1%

Total - Fixed Telephony	617.4	236.5	620.3	196.2	352.5	79.6%	-42.9%

R$ Million	2Q04	3Q04	4Q04	4Q05	2Q05	Δ Quarter	Δ 12 Months

Brasil Telecom GSM	158.1	486.4	415.2	85.9	87.4	1.7%	-44.7%
Expansion Financial Expenses PCS	42.6	16.3	2.7	-	-	N.A.	-100.0%

Total - Mobile Telephony	200.7	502.7	417.9	85.9	87.4	1.7%	-56.5%

Total Investments	818.1	739.2	1,038.2	282.2	439.9	55.9%	-46.2%

Investments in Permanent Assets	Brasil Telecom’s investments totaled R$439.9 million in the2Q05, of which R$352.5 million were invested in the wireline networkand R$87.4 million in the mobile network.

Brasil Telecom S.A.	Página 24 de 30

CASH FLOW

Table 19: Consolidated Cash Flow

R$ Million	2Q04	1Q05	2Q05

OPERATING ACTIVITIES
(+) Net Income of the Period	20.7	2.8	42.3
(+) Minority Participation	(0.0)	1.2	5.5
(+) Items with no Cash Effects	1,061.2	1,240.8	1,051.5
Depreciation and Amortization	630.7	701.8	696.3
Losses with Accounts Receivable from Services	91.8	77.6	86.0
Provision for Doubtful Accounts	7.2	27.3	(2.8)
Provision for Contingencies	53.9	35.3	44.6
Deferred Taxes	5.4	219.1	102.0
Result from the Write-off of Permanent Assets	53.2	6.7	7.0
Financial Expenses	227.7	183.4	108.1
Other Expenses/Revenues with no Cash Effects	(8.6)	(10.3)	10.3
(-) Equity Changes	206.0	473.3	400.1
(=) Cash Flow from Operating Activities	875.9	771.5	699.2

INVESTMENT ACTIVITIES
Financial Investments	(0.0)	(0.2)	(0.3)
Investment Suppliers	(70.0)	(257.4)	24.5
Funds from Sales of Permanent Assets	3.0	0.5	0.8
Investments in Permanent Assets	(793.6)	(268.6)	(447.1)
Other Investment Flows	(3.5)	-	-
(=) Cash Flow from Investment Activities	(864.1)	(525.7)	(422.0)

FINANCING ACTIVITIES
Dividens/Interests on Shareholders' Equity paid in the
Period	(205.0)	(369.7)	(200.1)
Loans and Financing	(174.0)	(358.6)	(185.9)
Loans Obtained	581.4	5.3	6.4
Loans Paid	(627.4)	(147.0)	(132.8)
Interest Paid	(128.0)	(216.9)	(59.6)
Change in Shareholders' Equity	0.9	-	-
Acquisition of Own Shares	-	(62.3)	-
Other Financing Flows	(6.5)	0.1	31.7
(=) Cash Flow from Financing Activities	(384.5)	(790.5)	(354.4)

CASH FLOW OF THE PERIOD	(372.8)	(544.7)	(77.2)

Cash and Cash Equivalents - current balance	1,970.7	1,853.1	1,776.0
Cash and Cash Equivalents - previous balance	2,343.5	2,397.8	1,853.1
Variation in Cash and Cash Equivalents	(372.8)	(544.7)	(77.2)

	-	0.0	0.1

OPERATING CASH FLOW	875.9	771.5	699.2
(-) Investments on Permanent Assets (includes Investment Suppliers)	(864.1)	(525.7)	(422.0)
(-) Interest Paid	(128.0)	(216.9)	(59.6)

(=) FREE CASH FLOW	(116.2)	29.0	217.7

Brasil Telecom S.A.	Página 25 de 30

STOCK MARKET

Table 20: Stock Market Performance

	Closing Price	Performance

	as of	In 2Q05	In 12	In 24
	Jun/30/05		months	months

Common Shares (BRTO3) (in R$/1,000 shares)	15.60	16.0%	40.7%	27.3%
Preferred Shares (BRTO4) (in R$/1,000 shares)	10.10	-6.9%	-11.0%	-21.4%
ADR (BTM) (in US$/ADR)	12.82	4.8%	15.0%	-4.8%
Ibovespa (points)	25,051	-5.9%	18.5%	93.1%
Itel (points)	828	-3.7%	-3.6%	33.9%
IGC (points)	2,507	-4.5%	41.0%	116.2%
Dow Jones (points)	10,275	-2.2%	-1.5%	14.4%

Graph 8: Stock Market Performance in the 2Q05 – Bovespa and NYSE
(Base 100 = March 31, 2005)

Table 21: Theoretical Portfolio Participation – May / August

	Ibovespa	Itel	IGC

BRTO3	-	-	0.019%
BRTO4	2.385%	6.065%	0.924%

Brasil Telecom S.A.	Página 26 de 30

SHAREHOLDING STRUCTURE

Table 22: Shareholding Breakdown

Jun 2005	Common Shares	%	Preferred Shares	%	Total	%

Brasil Telecom Participações	247,276,380,758	99.1%	116,685,184,225	38.2%	363,961,564,983	65.5%
ADR	-	0.0%	19,216,455,000	6.3%	19,216,455,000	3.5%
Treasury	-	0.0%	13,679,382,322	4.5%	13,679,382,322	2.5%
Other	2,320,668,784	0.9%	156,120,209,742	51.1%	158,440,878,526	28.5%

Total	249,597,049,542	100.0%	305,701,231,289	100.0%	555,298,280,831	100.0%

Mar 2005	Common Shares	%	Preferred Shares	%	Total	%

Brasil Telecom Participações	247,276,380,758	99.1%	112,516,718,089	36.8%	359,793,098,847	64.8%
ADR	-	0.0%	17,489,415,000	5.7%	17,489,415,000	3.1%
Treasury	-	0.0%	13,679,382,322	4.5%	13,679,382,322	2.5%
Other	2,320,668,784	0.9%	162,015,715,878	53.0%	164,336,384,662	29.6%

Total	249,597,049,542	100.0%	305,701,231,289	100.0%	555,298,280,831	100.0%

RECENT EVENTS

Anatel’s Act 51,450
Anatel’s Directive Council issued Act 51,450, on July 7, 2005, declaring that the 18-month term provided for in articles 8 and 9 of Act 41,780/2004 “begins on the date of the effective return of Telecom Italia International N. V. to Brasil Telecom S.A.’s control group”.

Act 41,780/2004 established a maximum 18-month term for the companies of Telecom Italia group and of Brasil Telecom group to take the measures regarding the overlapping of licenses of the Serviço Móvel Pessoal (PCS – Personal Communication System) in Region II of the General PCS Plan, and of the DLD (domestic long-distance) and ILD (international long-distance) Fixed-Line Switched Telecommunications Services in Regions I, II and III of the General Concession Plan.

Brasil Telecom S.A.	Página 27 de 30

2005 SCENARIO (GUIDELINES)

Disclaimer
This item contains forward-looking statements. Such statements do not constitute facts occurred in the past and reflect the expectations of the Company's managers only. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "aims", as well as other similar words, are intended to identify those forward-looking statements, which obviously involve risks or uncertainties predicted or not by the Company. Accordingly, the future results of the Company’s operations may differ from the current expectations, and the reader should not rely exclusively on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Broadband	We maintain our estimates of achieving 1.0 million ADSL accesses in service by the end of 2005, virtually doubling the customer base throughout the year.

Wireless Operations
We estimate that Brasil Telecom GSM’s customer base should total 2.1 million customers by the end of 2005, 77% of which will be post-paid. We also estimate an ARPU of R$26 and an average SAC of R$220 in 2005. We expect a churn rate equivalent to 50% of the market’s average in our post- paid client base.

Revenues	We anticipate a healthy growth in revenues from data, mobile, internet and value-added services throughout 2005. Consequently, 2005 revenues may grow at a similar rate as 2004 revenues.

Costs
We expect an increase in operational costs and expenses in 2005 due to the maintenance of the mobile interconnection regime. Additionally, since the Brasil Virtual Cel was suspended, we expect that Brasil Telecom shall present a growth in interconnection costs in comparison to our planning.

Provision for Doubtful Accounts
We expect to report relatively lower provisions for doubtful accounts in 2005 as compared to 2004, as internal controls improve and economic conditions continue to thrive, positively impacting income and employment figures.

EBITDA Margin
Due to higher costs, as mentioned above, we expect our 2005 wireline EBITDA margin to be slightly lower than the one presented in the previous year. We believe that the mobile segment will cause a 6 p.p. negative impact in Brasil Telecom consolidated EBITDA margin.

Debt
We will keep following our challenge of further improving our debt profile, optimizing Company’s capital structure, and trying to maintain a conservative leverage ratio and good liquidity, in order to participate in possible consolidation opportunities in the sector and to comply with all our obligations along the year.

Capex
2005’s fixed-line Capex should be in line with 2004’s, excluding the Universalization Targets established by Anatel for the year. Mobile operations’ Capex should be marginal and targeted at the increase of our coverage in Region II.

Brasil Telecom S.A.	Página 28 de 30

SELECTED DATA

Table 23: Indicators’ Evolution

WIRELINE NETWORK	2Q04	3Q04	4Q04	1Q05	2Q05

Lines installed (thousand)	10,712	10,725	10,737	10,778	10,807
Additional lines installed (thousand)	11	14	12	41	29

Lines in service - LIS (thousand)	9,647	9,604	9,503	9,512	9,540
Residential (thousand)	6,840	6,685	6,445	6,379	6,299
Non-residential (thousand)	1,451	1,451	1,433	1,440	1,449
Public phones (thousand)	296	296	296	296	296
Pre-paid (thousand)	276	285	297	311	314
Hybrid (thousand)	159	267	408	465	557
Other (including PBX) (thousand)	624	620	624	620	625
Additional lines in service (thousand)	(77)	(42)	(101)	9	28
Average lines in service (thousand)	9,685	9,626	9,554	9,508	9,526

Utilization rate	90.1%	89.5%	88.5%	88.3%	88.3%

Teledensity (LIS/100 inhabitants)	22.9	22.7	22.4	22.4	22.4

ADSL lines in service (thousand)	382.5	456.1	535.5	625.3	747.4

MOBILE NETWORK	2Q04	3Q04	4Q04	1Q05	2Q05

Clients (thousand)	-	-	622	1,004	1,345
Post-paid (thousand)	-	-	206	322	357
Pre-paid (thousand)	-	-	417	681	989
Gross Additions	-	-	627	406	407
Cancellations	-	-	4	24	66
Anualized churn	-	-	1.4%	11.9%	22.4%
# of employees - Mobile Telephony	758	822	881	918	937

TRAFFIC	2Q04	3Q04	4Q04	1Q05	2Q05

Exceeding local pulses (million)	2,715	2,730	2,773	2,305	2,473

Domestic long distance - DLD (million minutes)	1,624	1,638	1,437	1,334	1,339

Fixed-mobile (million minutes)	1,036	1,098	1,180	1,126	1,122

PRODUCTIVITY	2Q04	3Q04	4Q04	1Q05	2Q05

# of employees - Fixed Telephony	5,386	5,503	5,799	5,685	5,719
Average # of employees	5,296	5,445	5,651	5,742	5,702
LIS/employee	1,791	1,745	1,639	1,673	1,668

Net revenue/average # of employees/month (R$ thousand)	136.1	144.5	145.5	142.1	147.5
EBITDA/average # of employees/month (R$ thousand)	58.0	60.7	45.6	48.2	48.7
Net earnings/average # of employees/month (R$ thousand)	1.3	6.4	1.2	0.2	2.5

Exceeding local pulses/average LIS/month	93.4	94.5	96.7	80.8	86.5
DLD minutes/average LIS/month	55.9	56.7	50.1	46.8	46.7
Fixed-mobile minutes/average LIS/month	35.6	38.0	41.2	39.5	39.4

Net revenue/average LIS/month (R$)	74.4	81.8	83.9	83.2	84.6
EBITDA/average LIS/month (R$)	31.7	34.3	27.0	29.1	29.2
Net earnings/average LIS/month (R$)	0.7	3.6	0.7	0.1	1.5

PROFITABILITY	2Q04	3Q04	4Q04	1Q05	2Q05

EBITDA margin	42.6%	42.0%	31.3%	33.9%	33.0%

Net margin	1.0%	4.4%	0.8%	0.1%	1.7%

Return on equity - ROE	0.3%	1.6%	0.3%	0.0%	0.7%

CAPITAL STRUCTURE	2Q04	3Q04	4Q04	1Q05	2Q05

Cash and cash equivalents (R$ million)	1,971	2,599	2,398	1,853	1,776

Total debt (R$ million)	5,155	5,422	5,281	5,105	5,001
Short term debt	28.6%	26.6%	20.9%	20.5%	23.2%
Long term debt	71.4%	73.4%	79.1%	79.5%	76.8%

Net debt (R$ million)	3,184	2,823	2,884	3,251	3,225

Debt with BRP (inter-company + debenture) (R$ million)	1,475	1,015	1,047	1,006	1,040
Net debt excluding debt with BRP (R$ million)	1,709	1,808	1,837	2,246	2,184

Shareholders' equity (R$ million)	6,591	6,698	6,482	6,422	6,231

Net debt/shareholders' equity	48.3%	42.1%	44.5%	50.6%	51.7%
Net debt excluding debt with BRP/shareholders' equity	25.9%	27.0%	28.3%	35.0%	35.1%

Brasil Telecom S.A.	Página 29 de 30

COMING EVENTS

Teleconference: 2Q05 Results
Phone #: (1 303) 205-0066
Date: July 21 (Thursday)
Time: 11 a.m. (New York time)

IR CONTACTS

Marcos Tourinho (Director)	Phone: (55 61) 3415-1052	marcos.tourinho@brasiltelecom.com.br
Renata Fontes (Manager)	Phone: (55 61) 3415-1256	renatafontes@brasiltelecom.com.br
Gustavo Nunes (Manager)	Phone: (55 61) 3415-8181	gustavon@brasiltelecom.com.br
Flávia Menezes	Phone: (55 61) 3415-1411	flaviam@brasiltelecom.com.br

MEDIA CONTACTS

Cesar Borges	Phone: (55 61) 3415-1378	cesarb@brasiltelecom.com.br

This document contains forward-looking statements. Such statements do not constitute facts occurred in the past and reflect the expectations of the Company's managers only. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "aims", as well as other similar words, are intended to identify those forward-looking statements, which obviously involve risks or uncertainties predicted or not by the Company. Accordingly, the future results of the Company's operations may differ from the current expectations, and the reader should not rely exclusively on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Brasil Telecom S.A.	Página 30 de 30

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer